GUILDHALL MINERALS LTD.

Suite 320 - 1100 Melville Street,

 Vancouver, B.C. V6E 4A6

phone: (604) 688-3931

  fax: (604) 688-2921

email: michael@corporatehouse.com

NEWS RELEASE

TSX Venture Exchange

  Trading Symbol:  GDM.H

July 4, 2008

GUILDHALL TO OFFER TO PURCHASE 100% OF ISSUED SHARES

OF FIRST WEST PETROLEUM INC. AND BRITISH AMERICAN NATURAL GAS CORP. AND SIGNS FUNDING AGREEMENT

Guildhall Minerals Ltd. (“Guildhall”) is restructuring into an oil and gas company. Consequently, the Company has entered into two Letters of Intent  to acquire  the stock of two companies for its shares which will result in a Reverse Take-Over of the Company.

The first Letter of Intent (“LOI”) includes the acquisition of 100% of the issued shares of First West Petroleum Inc. (“First West”), a private Alberta Company  owning crude oil, natural gas and natural gas liquids and associated equipment.   First West’s production is all located in the Province of Alberta.

The second LOI is for the acquisition of 100% of the issued shares of British American Natural Gas Corporation (“BANG”) – a private Nevada company. BANG’s assets are four oil and gas concessions aggregating approximately 11,400,000 acres onshore and offshore Mozambique.  Three concessions are now subject to farmout agreements pursuant to which another U.S. oil company will drill exploration wells on these concessions paying 100% of the exploration costs (estimated at $90 million) to earn a 60% interest in the concessions.  An exploration well on the fourth concession is expected to commence drilling within ten days hereof.

Details of both Letters of Intent are provided below:

1.

First West – has signed a LOI dated May 20, 2008 providing for Guildhall to make a formal offer to the holders of the issued shares of First West for which Guildhall will issue to the First West shareholders 24,500,000 Split Shares of Guildhall.  There are a number of conditions to the closing of the First West share acquisition, being:

(a)

Guildhall’s shareholders passing a Special Resolution to split its issued shares on a 1.5 new for 1.0 old basis – the split shares being the “Split Shares”.

(b)

Guildhall must do an equity financing of $30,000,000 (the "Financing").

(c)

Guildhall must secure approval of the listing of the Split Shares on the Toronto Stock Exchange or the TSX Venture Exchange.

(d)

The closing (“Closing”) of the acquisition of the First West Shares by Guildhall will be conditional upon:

(i)

Guildhall agreeing to loan to First West, on Closing or immediately thereafter, Cdn. $5,000,000 (the “Subsidiary Loan”) for First West to carry on its business of managing its assets, which Subsidiary Loan will be funded upon closing of the Financing contemplated in sub-section (vii);

(ii)

Guildhall loaning to First West, within ten (10) days of the date of the LOI, $250,000 which loan will be forgiven if the Closing does not occur;

(iii)

First West securing, within thirty (30) days of the date of this LOI, an additional $250,000 in loan financing;

(iv)

the assumption and payment, by Guildhall concurrently with Closing or immediately thereafter, of the debts of First West which debts will not materially exceed $5,750,000 including any funds loaned to First West by Guildhall.  The payments of debts, will be funded by the closing of the Financing;

(v)

Guildhall agreeing to pay First West’s costs, including legal costs, of negotiating and carrying out the transactions contemplated in the LOI;

(vi)

Guildhall having secured approval of its listing on the TSX or, in the alternative, secured TSX Venture Exchange approval of its relisting on the TSX Venture Exchange and any required concurrent NEX approval;

(vii)

Guildhall concurrently with Closing appointing to its board of directors two persons designated by First West;  and

(viii)

Guildhall issuing, to the holders of 3,165,897 First West share purchase warrants, 3,894,053 warrants to purchase Guildhall shares (the “Guildhall Warrants”).  The Guildhall Warrants will have the following terms – which are comparable to the terms of the First West share purchase warrants:  1,192,866 Guildhall Warrants shall be exercisable until September 19,2008 at $1.35 per share;  651,187 Guildhall Warrants will be exercisable until September 19, 2008 at $0.85 per share and 2,050,000 Guildhall Warrants will be exercisable until the date which is two (2) years from the Closing at an exercise price of $0.75 per share;

 (ix)

Guildhall providing to First West a loan of a further $100,000 by June 20, 2008.  If the Closing does not occur First West must repay the loan within 6 months of the date of the loan.

(e)

Immediately following the Closing Guildhall will issue 1,500,000 Split Shares to a “finder” in connection with the transaction.

The LOI does not constitute a binding agreement – and is dependent upon the holders of 100% of the issued shares of First West agreeing to transfer their shares to Guildhall on the terms and subject to the conditions described above.

The two principal shareholders of First West are Pacific Shelf Investments Ltd. (the issued shares of which are owned by Chris Wright) and Sam Davaraj.

2.

The LOI dated May 1, 2008 with British American Natural Gas Corporation (“BANG”) – a private Nevada company - provides for the Company to purchase 100% of the issued shares of BANG from its 18 shareholders, subsequent to the closing of the transactions described in Clause 1, on the following principal terms:

(a)

Guildhall will issue to BANG 57,209,710  Split Shares;

(b)

Share purchase warrants that BANG has outstanding will be exchanged for 7,634,930 Guildhall share purchase warrants, each warrant entitling the purchase of an additional Guildhall Split Share for $0.75 until December 31, 2010;

(c)

Share purchase options that BANG has issued will be cancelled and simultaneously Guildhall will grant to the option holder an option to acquire 4,500,000 Split Shares exercisable at $0.75 per share until December 31, 2010.   When the options are granted 50% will vest immediately, 25% on January 1, 2009 and 25% on January 1, 2010;

(d)

On the closing of the transaction the principal shareholders of BANG will appoint four (4) directors to Guildhall’s six person Board of Directors.

3.

Guildhall has signed an Engagement Agreement with Haywood Securities Inc. ("Haywood") dated June 23, 2008 pursuant to which Haywood will act as Guildhall’s agent to offer, by private placement, up to 40,000,000 Units at $0.75 per Unit – which, if fully sold, will provide Guildhall with gross proceeds of $30,000,000.  Each Unit will consist of one Split Share and one-half of one transferable share purchase warrant (each whole warrant being a “Warrant”).  Each Warrant will be exercisable to purchase one Split Share of Guildhall for a period of 24 months from closing.  The exercise price will, for the first 12 months of the term of the Warrants, be $1.00 per share and for the second 12 months $1.50 per share.  The private placement is for 26,700,000 Units with an over allotment of 13,300,000 Units (totaling 40,000,000 Units if fully subscribed including the over allotment option).

Haywood will receive, as compensation for the Units that it sells on behalf of Guildhall:

(a)

6.5% of the gross proceeds received from the sale of Units;

(b)

Agent’s Warrants equal to 8% of the number of Units sold.  Each Agent’s Warrant will be exercisable for a period of one year to purchase a Unit for $0.75.  If Haywood exercises any Agent’s Warrants the half-warrants that it receives will have a term of 24 months measured from the date of the closing of the private placement, exercisable at $1.00 per share for a period of 12 months from such date and $1.50 per share for the balance of their term.

Guildhall is undertaking the private placement financing as it expects to require significant funding to make all the payments that will be required by the LOI’s – and to fund BANG’s initial share of a drilling programme that is to start during the third quarter of 2008.

4.

General

The proposed transactions described above are arm’s-length.  None of the Non Arm’s-Length Parties of Guildhall are insiders of First West or BANG.

Neither of the transactions described in the LOI’s can close independently of the other or of the funding described in Clause 3.  Sequentially, the closing of the acquisition of the issued shares of First West must occur first – with the closing of the agreement with BANG occurring immediately thereafter.

Guildhall will be holding a special meeting of its shareholders which will be asked to pass the Special Resolutions necessary to create the Split Shares and approve the transactions on a date to be announced.

Guildhall is in the course of initiating an application for the listing of the Split Shares on the Toronto Stock Exchange.  There can be no assurance that the TSX will accept the Company's listing application.

The transactions cannot close until the required approvals are given by the Guildhall and First West shareholders.  There can be no assurance that the transactions will be completed as proposed or at all.

Investors are cautioned that, except as disclosed in the Management Information Circular to be prepared in connection with the transactions and the forthcoming Guildhall shareholders’ meeting, any information released or received with respect to the proposed RTO may not be accurate or complete and should not be relied upon.  Trading in the securities of Guildhall should be considered highly speculative.

Copies of the Letters of Intent as outlined above will be filed with the Company’s documents on SEDAR.

GUILDHALL MINERALS LTD.

“M. Laidlaw”

Per:

Michael Laidlaw,

Director and President

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this Press Release.